                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. )*


                            Javelin Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 471896 10 0
                           ----------------------------
                                (CUSIP Number)



                                Mark A. Shklar
                               10 S. Broadway,
                                  Suite 2000
                             St. Louis, MO  63102
                                (314) 241-9090
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 22, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information requried on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 6 Pages

                                 SCHEDULE 13D


CUSIP NO.   471896 10 0                          PAGE  2    OF  6     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert D. Nichols

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
         Not applicable
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       US

--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            557,500, subject to disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        557,500, subject to disclaimer contained in Item 5.
                                                                    -------

                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       557,500, subject to disclaimer contained in Item 5.
                                                   ------
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.21%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       IN
--------------------------------------------------------------------------------

CUSIP NO. 471896 10 0



ITEM 1.  Security and Issuer.

       The Reporting Person, Robert D. Nichols, is the holder of shares of Common Stock, par value $.01 per share ("Stock"), of Javelin Systems, Inc. a Delaware corporation ("Issuer"), 1881 Langley Ave., Irvine, California 92614.


ITEM 2.  Identity and Background.

                (a)      Robert D. Nichols ("Reporting Person").

                (b)      13739 Rider Trail North, Earth City, Missouri  63045.

                (c) Chief Executive Officer, CCI Group, Inc., 13739 Rider Trail North, Earth City, Missouri 63045, distribution and sale of integrated point of sale systems.

                (d)      No.

                (e)      No.

                (f)      U.S.A.


ITEM 3. Source and Amount of Funds or Other Consideration.

       All shares of Stock of the Issuer were acquired by the Reporting Person in an exchange ("Stock Exchange") for the stock of CCI Group, Inc. ("CCI") formerly owned by the Reporting Person pursuant to the terms of a Stock Purchase Agreement by and among the Issuer, CCI, the Reporting Person and other shareholders of CCI, dated December 22, 1997 ("Stock Purchase Agreement").


ITEM 4.  Purpose of the Transaction.

       The Reporting Person acquired the Stock of the Issuer as consideration in the Stock Exchange. The Reporting Person may acquire additional shares of the Stock of the Issuer, based upon his investment decision. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

CUSIP NO. 471896 10 0


       The Reporting Person, has no present plans or proposals which relate to or would result in:

       (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

       (d) any material change in the present capitalization or dividend policy of the Issuer;

       (e) any other material change in the Issuer's business or corporate structure;

       (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

       (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

       (i)      any action similar to those enumerated above.


ITEM 5.  Interest in Securities of the Issuer.

       (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 557,500 shares of Stock in the manner hereinafter described:

                                                                                                      Percentage of
                                                            Relationship to          Number of         Outstanding
                Shares Held in Name of                      Reporting Person          Shares            Securities
                ----------------------                      ----------------         ---------        -------------
Robert D. Nichols                                       Reporting Person             557,500             16.21%

CUSIP NO. 471896 10 0

     The foregoing percentages assume that the Issuer has 3,439,650 shares of Stock outstanding.

     AS PROVIDED IN S.E.C. REGULATION SECTION.240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT IT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

     (c)    Not applicable.

     (d)    Not applicable.

     (e)    Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The Reporting Person has been granted an option to acquire up to 5,000 additional shares of the Stock of Issuer at an exchange price of $9.00 price per share pursuant to the terms of a Nonstatutory Stock Option dated December 22, 1997 between the Reporting Person and the Issuer. Approximately 278,500 shares of Stock of the Issuer reported as beneficially owned by the Reporting Person are held in escrow pursuant to the terms and conditions of an Escrow Agreement dated December 22, 1997 among the Issuer, the Reporting Person and City National Bank ("Escrowed Shares"). The Escrowed Shares are security for the Reporting Person's indemnification obligations owed to the Issuer pursuant to the terms of the Stock Purchase Agreement.

CUSIP NO. 471896 10 0

ITEM 7.  Material to be Filed as Exhibits.


    EXHIBIT NO.                    DESCRIPTION OF EXHIBIT
    -----------                    ----------------------

        2.1 Stock Purchase Agreement dated December 22, 1997 among Javelin Systems, Inc., CCI Group, Inc., Robert D. Nichols and other shareholders of CCI Group, Inc.

        10.1 Nonstatutory Stock Option dated December 23,1997 between Javelin Systems, Inc. and Robert D. Nichols

        10.2 Escrow Agreement dated December 22, 1997 among Javelin Systems, Inc., Robert D. Nichols and City National Bank


                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                        /s/ Robert D. Nichols
                                                        ------------------------
                                                        Robert D. Nichols

                                                        January 2, 1998



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